UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________________________________
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 5)

 _____________________________________

Vishay Precision Group, Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)
92835K103
(CUSIP Number)
Brett Hendrickson
2305 Cedar Springs Rd., Suite 420
Dallas, TX 75201
(972) 590-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 10, 2020
(Date of Event Which Requires Filing of This Statement)

  _____________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92835K103

1	NAME OF REPORTING PERSON Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,243,218
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,243,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,243,218
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 92835K103

1	NAME OF REPORTING PERSON Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,243,218
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,243,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,243,218
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON HC, IN

Amendment No. 5 to Schedule 13D
This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed by Nokomis Capital, L.L.C. (“Nokomis Capital”) and Brett Hendrickson (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on February 25, 2016, as amended by Amendment No. 1 filed on August 22, 2016, Amendment No. 2 filed on November 4, 2016, Amendment No. 3 filed on March 28, 2017, and Amendment No. 4 filed on July 28, 2017, with respect to the shares of common stock, $0.10 par value per share (the “Common Stock”), of Vishay Precision Group, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D, as amended. This Amendment No. 5 amends the Schedule 13D, as amended, as set forth below.
This Schedule 13D relates to securities of the Issuer purchased by Nokomis Capital on behalf of the accounts of certain private funds (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 1,243,218 shares of Common Stock held by the Nokomis Accounts. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 1,243,218 shares of Common Stock held by the Nokomis Accounts.
Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
As of June 11, 2020, the Nokomis Accounts had invested approximately $17,803,398.16 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Nokomis Accounts.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
This Amendment No. 5 is being filed to report dispositions of beneficial ownership of shares of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons’ previous Schedule 13D amendment. The disclosure in Item 5(c) below regarding transactions in the Issuer’s Common Stock effected during the previous 60 days is incorporated by reference herein. Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of Common Stock from time to time and may acquire, or cause to be acquired, additional shares of Common Stock, in each case depending on market conditions and other factors.

The Reporting Persons no longer have representation on the Issuer’s Board of Directors.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions with directors and officers of the Issuer, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein or previously disclosed in the Schedule 13D, as amended, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 12,544,195 shares of Common Stock outstanding as of May 5, 2020, as reported on the Form 10-Q filed by the Issuer with the SEC on May 5, 2020.
Nokomis Capital, as the investment adviser of the Nokomis Accounts, may be deemed to beneficially own the 1,243,218 shares of Common Stock held by the Nokomis Accounts, representing approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer.
In addition, Mr. Hendrickson, as principal of Nokomis Capital, the investment adviser of the Nokomis Accounts, may also be deemed to beneficially own the 1,243,218 shares of Common Stock held by the Nokomis Accounts, representing approximately 9.9% of the issued and outstanding shares of Common Stock of the Issuer.
(b) Nokomis Capital and Mr. Hendrickson each has the shared power to vote and dispose of the Common Stock held by the Nokomis Accounts reported in this Schedule 13D, as amended.
The filing of this Schedule 13D, as amended, shall not be construed as an admission that Nokomis Capital or Mr. Hendrickson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any of the 1,243,218 shares of Common Stock held by the Nokomis Accounts. Pursuant to Rule 13d-4, Nokomis Capital and Mr. Hendrickson disclaim all such beneficial ownership.

(c) Except as set forth on Schedule A attached hereto, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons. The information set forth on Schedule A is incorporated herein by reference.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.
(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 12, 2020

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson

SCHEDULE A
TRANSACTIONS
The following table sets forth all transactions by the Reporting Persons (on behalf of the Nokomis Accounts) with respect to the Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on June 11, 2020. All such transactions were sales of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Nokomis Accounts
Nature of Transaction	Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Sell	(650,000)	$23.50	06/10/2020